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Dear Stockholder,

    We are pleased to inform you that on December 23, 1997, MetroGolf Incorporated (the "Company") entered into a Agreement and Plan of Merger (the "Merger Agreement") and related agreements with Family Golf Centers, Inc. ("Parent") and Family Golf Acquisition, Inc. (the "Purchaser"), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, the Purchaser has today commenced a tender offer to purchase shares of the Company's common stock at a price of $1.50 per share, net to the seller in cash (the "Offer").

    Following completion of the Offer, the Purchaser will be merged (the "Merger") with and into the Company and the Company will become a wholly owned subsidiary of Parent. In the Merger, each of the shares of the Company's common stock not owned by the Purchaser and its affiliates or by dissenting stockholders will be converted into the right to receive $1.50 in cash. Both the Offer and the Merger are subject to certain conditions, as described in the accompanying documents.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS THEREFORE RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES.

    In arriving at its recommendation, your Board of Directors considered a number of factors described in the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. Your Board considered, among other things, the opinion of Houlihan Lokey Howard & Zukin, its financial advisor, that the consideration to be received by the holders of the Company's common stock pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.

    Accompanying this letter, in addition to the Company's Schedule 14D-9 relating to the Offer, is the Purchaser's Offer to Purchase, dated December 30, 1997, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. PLEASE READ THE ENCLOSED MATERIAL CAREFULLY BEFORE MAKING YOUR DECISION WITH RESPECT TO THE OFFER.

    I, personally, along with the Board of Directors, management and employees of MetroGolf Incorporated, thank you for your support.

                                            Sincerely,
                                            Charles D. Tourtellotte
                                            Chairman of the Board and President